SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 26, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on February 26, 2025.

Autonomous City of Buenos Aires, February 26TH 2025.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that the Board of Directors, at the meeting held on the date hereof, resolved to call a general and special shareholders’ meeting to be held in person on April 4th 2025 at 11am (Buenos Aires Time), at the offices located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, which is not the Company's principal place of business.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer